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                                                                   EXDHIBIT 99.1

                                  [CHOSEN LOGO]

                                 PRESS RELEASE

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FOR FURTHER INFORMATION:

QIAO XING UNIVERSAL TELEPHONE                   INVESTOR RELATIONS INTERNATIONAL
Qiao Xing Technology Industrial Zone            15477 Ventura Boulevard
Tangquan, Huizhou City                          Suite 202
Guangdong, PRC                                  Los Angeles, CA 91403

Contact: Keneath Chen                           Contact: Haris Tajyar
         Corporate Finance Dept.                         Managing Partner
         (011) 86-752-282-0268                           (818) 981-5300
         qxxiao@pub.huizhou.gd.ch                        htajyar@irintl.com
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FOR IMMEDIATE RELEASE
JULY 3, 2002

                   QIAO XING UNIVERSAL TELEPHONE INC. REPORTS
                  2001 RESULTS AND GROWTH IN NEW PRODUCT LINES

               COMPANY BELIEVES CHINA'S VAST WIRELESS SECTOR WILL
                     FUEL ACCELERATED GROWTH IN FISCAL 2002

LOS ANGELES, CALIFORNIA AND HUIZHOU, CHINA - JULY 3, 2002 - Qiao Xing Universal Telephone Inc, (Nasdaq NMS: XING), the second largest manufacturer of telephones in China, today reported financial results for the Company's twelve-month period ended December 31, 2001, and outlined the growth of its new product lines in the first half of 2002.

Net sales for 2001 were $30.1 million, down 36.5% from $47.4 million in 2000, reflecting a drop in revenue from corded, cordless and smart-card telephones, partially offset by a rise in sales of phones displaying caller ID. Unit sales of caller ID phones rose from 1.3 million to 2.3 million, while other phone types dropped from 3.5 million to 1.7 million units. The Company attributed the fall in revenue from older phone products to intense competition in the corded phones industry and the rising living standards of Chinese consumers, who are more willing to use phones with more advanced functions.



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Qiao Xing Universal Telephone
Page 2 of 5


COMPANY'S 2001 RESULTS DO NOT INCLUDE SUBSTANTIAL PROGRESS MADE YEAR-TO-DATE

The 2001 results do not include any sales of the new GSM and CDMA mobile phones that the Company began producing in 2002. Overall, Qiao Xing expects sales for the first half of 2002 to reach 2.1 million units for phones of all types, including wireless, up from 1.5 million sets in the first half of 2001.

Gross profit in 2001 declined to $4.5 million in 2001 from $14.6 million in 2000. The Company recorded an operating loss of $3.3 million compared to an operating profit of $7.8 million in 2000. The net loss for 2001 was $2.6 million, or 20 cents per share basic and diluted, compared to net income of $2.8 million, or 24 cents a share basic and diluted, for 2000.

QIAO XING TO MOVE TO HIGHER MARGIN PRODUCTS IN EFFORT TO BOOST BOTTOM-LINE

Commenting on the 2001 results and the transition to new product lines, Mr. Rui Lin Wu, chairman of Qiao Xing, said, "In light of the recent market conditions and the continuous improvement in the living standards of China's people, we believe that people are more willing to afford the convenience brought by advanced telecom products." So the Company, he explained, is moving aggressively into a high-growth area with healthy margins - mobile phones.

Revenue from caller ID-displayed phones rose 15% from 2000 to 2001 (from $14.0 million to $16.1 million), and Mr. Wu said, "We are confident that these relatively high-end phone products can continue to achieve double-digit growth in fiscal year 2002." Gross margins for caller ID phones in 2001 were 16%, well above the margins of 11% for corded and 8% for cordless phones.

COMPANY BELIEVES CHINA'S VAST WIRELESS SECTOR WILL FUEL ACCELERATED GROWTH IN FISCAL 2002

In the wireless area, Mr. Wu noted that Qiao Xing started production of GSM and CDMA mobile phones in 2002. The 600,000 (40%) rise in overall unit sales from the first half of 2001 to the first half of 2002 is due mainly to sales of the new mobile phones. "We have already achieved revenues of approximately $8.4 million year-to-date from sales generated in the current year from sale of mobile phone products. Therefore, we believe that we will be able to achieve a remarkable growth in sales revenue for fiscal year 2002 as compared to 2001."

The company has achieved a gross margin of about 15% on mobile phone products so far in 2002, similar to its gross margin in 2001. So it expects its new mobile phone sales to result in total gross profit for 2002.



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Qiao Xing Universal Telephone
Page 3 of 5

BRIGHT FISCAL 2002 OUTLOOK

Following are some of the key developments announced by the Company in the first half of 2002:

      o ACQUISITION OF CEC TELECOM LTD. On March 26, Qiao Xing announced that it will acquire 65% of the outstanding stock of CEC Telecom Ltd.
         (CECT). The purchase will require Rmb312.8 million ($37.8 million) in funding, of which Rmb61.0 million ($7.4 million) has been paid. Qiao Xing has used its existing loan facilities and extended short-term bank loans to finance the purchase, though it has not ruled out public or private equity or debt financing in the future in connection with this acquisition or other future expansion. The acquisition is currently in progress, awaiting government approval and fulfillment of other conditions.

         CECT is a unit of state-owned China Electronics Corporation (CEC), which significantly upgraded its research and development capabilities last year by buying Philips' mobile R&D center in France. CECT has licenses to sell both CDMA and GSM mobile phones, further enhancing Qiao Xing's ability to penetrate the mobile phone market in China.

      o MULTI-PURPOSE GSM PHONES. In April 2002, Qiao Xing announced a new product in its line of GSM phones - the Q200-Dual, which represents the world's first folding dual-displayed mobile phone with an FM radio. Shipments of the Q200-Dual began in the second quarter of 2002. Qiao Xing announced on April 12, 2002 that it had received an order for 50,000 sets of its Q200 GSM mobile phones, valued at $8.4 million, from Shenzhen SED Trade Development Co. and two other customers. On May 22, the Company announced another order for 50,000 sets of its Q200 mobile phones.

To be added to Qiao Xing's investor e-mail and fax lists, please contact Haris Tajyar of Investor Relations International at htajyar@irintl.com

ABOUT QIAO XING UNIVERSAL TELEPHONE

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 170 models of corded telephones and 23 cordless models. Its sales network is extensive, with 1,350 retail store locations throughout China. This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves risks and uncertainties that include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

                            [FINANCIAL TABLES FOLLOW]

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Qiao Xing Universal Telephone
Page 4 of 5


                       QIAO XING UNIVERSAL TELEPHONE INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                          12 MONTHS ENDED DECEMBER 31,
                  AMOUNTS IN US$ MILLIONS EXCEPT PER-SHARE DATA

                                                                      2001                     2000
                                                              --------------------      ------------------
Net Sales                                                                     30.1                  47.4
Cost of goods sold                                                           (25.6)                (32.8)
Gross profit                                                                   4.5                  14.6

Selling expenses                                                              (0.7)                 (1.9)
Impairment loss on
-  Land use rights                                                            (0.6)                   --
-  Property, machinery & equipment                                            (1.1)                   --
General and administrative expenses                                           (5.3)                 (4.9)
(loss) Income  from operations                                                (3.2)                  7.8

Interest expense                                                              (2.8)                 (2.9)
Interest income                                                                0.2                   0.3
Other income, net                                                              0.1                   0.3
(loss) Income before income tax                                               (5.7)                  5.5

Write-back of income tax                                                       3.1                  (2.0)
(loss) Income  before minority interests                                      (2.6)                  3.5
Minority interests                                                              --                  (0.7)
Net (loss) income                                                             (2.6)                  2.8

Weighted average shares outstanding (Basic)                           12.8 million          11.6 million
Weighted average shares outstanding (Diluted)                         12.8 million          11.9 million

Earnings (loss) per common share (Basic)                                    ($0.20)                $0.24
Earnings (loss) per common share (Diluted)                                  ($0.20)                $0.24










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Qiao Xing Universal Telephone
Page 5 of 5

                       QIAO XING UNIVERSAL TELEPHONE, INC.
                     CONSOLIDATED BALANCE SHEET, DECEMBER 31
                             AMOUNTS IN US$ MILLIONS

                                                                        2001                     2000
                                                                    -------------           --------------
Cash and bank deposits                                                   0.9                      4.0
Total current assets                                                    60.4                     60.8
Deposits for purchase of property,
Machinery and equipment                                                  0.7                      0.2
Property, machinery and equipment, net                                  22.2                     22.0
Construction-in-progress                                                 0.1                      2.2
Investment in land/land-use rights                                      26.7                     27.3
Debt issuance costs, net                                                  --                      1.0
Total assets                                                           110.1                    113.5

Current liabilities                                                     42.6                     44.3
Convertible debentures, net                                               --                      4.4
Shareholders' loans                                                      1.0                      1.0
Total liabilities                                                       43.6                     49.7

Minority interests                                                       2.8                      2.8

Shareholders' equity                                                    63.7                     61.0

Total liabilities, minority interests                                  110.1                    113.5
and shareholders equity

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